

November 1, 2013

Via E-mail
Rodney Gloss
Chief Financial Officer
ATNA Resources Ltd.
14142 Denver West Parkway, Suite 250
Golden, CO 80401

      Re: ATNA Resources Ltd.
              Form 20-F for the Year Ended December 31, 2012
              Filed March 22, 2013
              Response dated September 27, 2013
              File No. 000-29336

Dear Mr. Gloss:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012
Notes to the Annual Consolidated Financial Statements, page 10
Note 2. Accounting Policies, page 11
Exploration Expenditures, page 13

1.   We note your response to comment 7 of our letter dated August 12, 2013, that you rely on IFRS 6 guidance in capitalizing exploration expenditures. We also note your response to comment 2 of our letter dated September 20, 2013 stating that capitalized exploration costs are classified as mine development assets and you are relying on the guidance in IAS 16. To help us better understand your accounting policy for capitalizing exploration expenditures, please address the following items:

      •   Tell us why you consider it appropriate to classify the capitalized exploration costs as mine development assets under IFRS 6 paragraphs 10 and 25.

- Tell us how you reclassify the capitalized exploration costs when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable under the guidance in IFRS 6 paragraph 17 if the related capitalized exploration costs have been recorded as mine development assets.

- Tell us the amount of exploration costs capitalized by mine at Briggs and Reward mines as of December 31, 2012, 2011 and 2010.

- Clarify whether you include the capitalized exploration costs in the cost base to calculate the depreciation expense using the units-of-production method at your Briggs Mine and why it is appropriate.

- Clarify whether you group the capitalized exploration costs with mine development costs and other mineral interest costs when performing your impairment assessment. Please clarify how you determine the estimated fair values of the exploration properties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining